UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

DOMINION MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

257454108

(CUSIP Number)

Mark O. Webb

Dominion Resources, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of reporting persons. Dominion Resources, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 54-1229715
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 48,932,717[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 48,932,717[1]
11	Aggregate amount beneficially owned by each reporting person 48,932,717[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 70.9%[2]
14	Type of reporting person CO

1.	Includes 11,847,789 common units representing limited partner interests (“Common Units”) and 31,972,789 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer held directly by Dominion MLP Holding Company, LLC (“Holdco”). Dominion Cove Point, Inc. (“Cove Point”) owns all of the membership interests in Holdco and Dominion Resources, Inc. (“Dominion”) owns all of the common stock of Cove Point. Accordingly, Dominion may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by Holdco. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is filed as Exhibit 1 hereto and is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. Also includes 5,112,139 Common Units held directly by Dominion MLP Holding Company II, Inc. (“Holdco II”). Dominion owns all of the common stock of Holdco II and therefore may be deemed to indirectly beneficially own all of the Common Units directly held by Holdco II.
2.	Based upon 37,092,305 Common Units and 31,972,789 Subordinated Units outstanding as of April 1, 2015, such numbers having been provided to the filing persons by the Issuer.

1	Names of reporting persons. Dominion Cove Point, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 81-0571791
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 43,820,578[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 43,820,578[1]
11	Aggregate amount beneficially owned by each reporting person 43,820,578[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.5%[2]
14	Type of reporting person CO

1.	Includes 11,847,789 Common Units and 31,972,789 Subordinated Units in the Issuer held directly by Holdco. Cove Point owns all of the membership interests in Holdco. Accordingly, Cove Point may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by Holdco. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is filed as Exhibit 1 hereto and is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
2.	Based upon 37,092,305 Common Units and 31,972,789 Subordinated Units outstanding as of April 1, 2015, such numbers having been provided to the filing persons by the Issuer.

1	Names of reporting persons. Dominion MLP Holding Company, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 46-5165270
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 43,820,578[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 43,820,578[1]
11	Aggregate amount beneficially owned by each reporting person 43,820,578[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.5%[2]
14	Type of reporting person OO (Limited Liability Company)

1.	Includes 11,847,789 Common Units and 31,972,789 Subordinated Units in the Issuer held directly by Holdco. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is filed as Exhibit 1 hereto and is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
2.	Based upon 37,092,305 Common Units and 31,972,789 Subordinated Units outstanding as of April 1, 2015, such numbers having been provided to the filing persons by the Issuer.

1	Names of reporting persons. Dominion MLP Holding Company II, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 47-3459919
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 5,112,139[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 5,112,139[1]
11	Aggregate amount beneficially owned by each reporting person 5,112,139[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 13.8%[2]
14	Type of reporting person CO

1.	Includes 5,112,139 Common Units held directly by Holdco II.
2.	Based upon 37,092,305 Common Units outstanding as of April 1, 2015, such number having been provided to the filing persons by the Issuer.

Note: This Schedule 13D represents the initial statement on Schedule 13D filed by Dominion Resources, Inc., a Virginia corporation (“Dominion”), Dominion Cove Point, Inc., a Virginia corporation (“Cove Point”), and Dominion MLP Holding Company, LLC, a Delaware limited liability company (“Holdco”), and amends the information provided by each entity on the Schedule 13G filed on February 12, 2015. This Schedule 13D represents the initial statement on Schedule 13D filed by Dominion MLP Holding Company II, Inc., a Virginia corporation (“Holdco II”).

Item 1.	Security and Issuer.

This Schedule 13D relates to common units (“Common Units”) representing limited partner interests in Dominion Midstream Partners, LP (the “Issuer”).

The address of the principal executive offices of the Issuer is 120 Tredegar Street, Richmond, Virginia 23219.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Dominion, Cove Point, Holdco and Holdco II (the “Reporting Persons”). Cove Point owns all of the membership interests in Holdco and Dominion owns all of the common stock of Cove Point and also all of the common stock of Holdco II. The principal business address and principal office address of each of the Reporting Persons is 120 Tredegar Street, Richmond, Virginia 23219. See the Note above for each Reporting Person’s place of organization, which information is incorporated herein by reference.

The principal business of Dominion is the production and transportation of energy. The principal business of Cove Point is liquefied natural gas import, storage, regasification and transportation.

The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 20, 2014, as described in the Issuer’s Registration Statement on Form S-1 (Registration No. 333-194864) and pursuant to the Contribution Agreement, dated October 10, 2014, among the Issuer, Dominion, Cove Point, Holdco and the other parties thereto (which is filed as Exhibit 2 hereto and is incorporated herein by reference) (the “First Contribution Agreement”), the Reporting Persons (with the exception of Holdco II) contributed certain assets to the Issuer immediately following the closing of the Issuer’s initial public offering. In exchange, Holdco received 11,847,789 Common Units and 31,972,789 subordinated units of the Issuer (the “Subordinated Units” and, together with the Common Units, the “Units”).

On October 20, 2014, in connection with the First Contribution Agreement, the Issuer entered into a registration rights agreement (which is filed as Exhibit 3 hereto and is incorporated herein by reference) (the “First Registration Rights Agreement”) with Holdco. Pursuant to the First Registration Rights Agreement, the Issuer is required to file a registration statement to register the Common Units issued to Holdco in the IPO transaction at its request. The First Registration Rights Agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates and, in certain circumstances, to third parties.

Effective April 1, 2015, pursuant to the Purchase, Sale and Contribution Agreement among the Issuer, Dominion and Holdco II (which is filed as Exhibit 4 hereto and is incorporated herein by reference) (the “Second Contribution Agreement”), Holdco II contributed certain assets to the Issuer in exchange for 5,112,139 Common Units and a senior unsecured promissory note (the “Note”) of the Issuer in the original principal amount of $295,331,972.

On April 1, 2015, in connection with the Second Contribution Agreement, the Issuer entered into a registration rights agreement (which is filed as Exhibit 5 hereto and is incorporated herein by reference) (the “Second Registration Rights Agreement” and collectively with the First Registration Rights Agreement, the “Registration Rights Agreements”) with Holdco II. Pursuant to the Second Registration Rights Agreement, the Issuer is required to file a registration statement to register the Common Units issued to Holdco II in the related transaction at its request. The Second Registration Rights Agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates and, in certain circumstances, to third parties.

Item 4.	Purpose of Transaction.

The information provided in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the Units reported in this Schedule 13D solely for investment purposes and may acquire additional Units in the open market, in private transactions or otherwise depending on the Reporting Persons’ business, prospects and financial condition, the market for the Units, general economic conditions, stock market conditions and other future developments.

The following describes the plans or proposals that the Reporting Persons may have with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D:

(a) None.

(b) None.

(c) None.

(d) Dominion Midstream GP, LLC (the “General Partner”) serves as the general partner of the Issuer and manages the Issuer’s operations and activities on the Issuer’s behalf through the General Partner’s directors and executive officers. The General Partner is ultimately controlled by Dominion and some of Dominion’s executive officers also serve as directors and executive officers of the General Partner. Due to its ultimate control of the General Partner, Dominion has the right to appoint the board of directors of the General Partner. Dominion has no current intention of changing the board of directors or management of the General Partner.

(e) Dominion, as the direct and indirect owner of the General Partner, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. Dominion, however, has no current intention of changing the present capitalization or dividend policy of the Issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any actions or events similar to those specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may change their plans or proposals with respect to the items discussed above in the future. In determining from time to time whether to sell the Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional Units of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) Items 11 and 13 of each Cover Page state the aggregate number and percentage of Units beneficially owned by the applicable Reporting Person. Such information is incorporated herein by reference.

The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (which is filed as Exhibit 1 hereto and is incorporated herein by reference) (the “Partnership Agreement”). Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of certain beneficial ownership calculations contained herein pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. Accordingly, the numbers reported in Items 7 through 11 of each Cover Page include both the Common Units and the Subordinated Units beneficially owned by the applicable Reporting Person. Similarly, the percentage reported in Item 13 of each Cover Page is based on the approximate number of Common Units (37,092,305) and Subordinated Units (31,972,789) issued and outstanding as of April 1, 2015, with the exception of the percentage reported in Item 13 of the Cover Page for Holdco II, which is based solely on the approximate number of Common Units issued and outstanding as of April 1, 2015.

Holdco is the record holder of 43,820,578 Units (11,847,789 Common Units and 31,972,789 Subordinated Units), over which it shares voting and dispositive power with Cove Point and Dominion due to Cove Point’s ownership of 100% of the membership interests of Holdco and Dominion’s ownership of 100% of the common stock of Cove Point. Holdco II is the record holder of 5,112,139 Common Units over which it shares voting and dispositive power with Dominion due to Dominion’s ownership of 100% of the common stock of Holdco II.

The number of Units held by each of the Reporting Person’s directors and executive officers, all of which are Common Units, is set forth on Schedule A and is incorporated herein by reference.

Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(b) The information provided in Item 5(a) of this Schedule 13D is incorporated herein by reference.

(c) Except as otherwise stated herein, none of the Reporting Persons has engaged in any transactions involving Units during the past 60 days. To the best of the Reporting Persons’ knowledge, all transactions engaged in by the Reporting Persons’ directors and executive officers during the past 60 days that involved Units are disclosed on Schedule A.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Units reported as being beneficially owned by the Reporting Persons on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

The General Partner, as the sole general partner of the Issuer, and Dominion, Holdco and Holdco II, as limited partners of the Issuer together with all other limited partners of the Issuer, are party to the Partnership Agreement. Among other things, the Partnership Agreement sets forth the rights of the parties thereto with respect to distributions of cash, allocation of profits and losses, the terms of the conversion of the Subordinated Units into Common Units and voting rights.

Subject to the terms and conditions of the Registration Rights Agreements, Dominion, Holdco and Holdco II have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units that they hold.

Under the Limited Liability Company Agreement of the General Partner amended as of March 11, 2014, and as a result of owning the General Partner, Dominion has the power to appoint all members of the Board of Directors of the General Partner.

On April 1, 2015, the Reporting Persons entered into a Joint Filing Agreement relating to the filing of this Schedule 13D, a copy of which attached hereto as Exhibit 6.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed October 20, 2014, which is incorporated in its entirety in this Item 6.

References to, and descriptions of, the First Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the First Registration Rights Agreement filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on October 20, 2014.

References to, and descriptions of, the Second Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Second Registration Rights Agreement filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 1, 2015.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	First Amended and Restated Agreement of Limited Partnership of Dominion Midstream Partners, LP dated as of October 20, 2014 (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on October 20, 2014)

2.	Contribution Agreement, dated as of October 10, 2014, by and among Dominion Midstream Partners, LP, Dominion Midstream GP, LLC, Dominion Cove Point, Inc., Cove Point GP Holding Company, LLC, Dominion Cove Point LNG, LP, Dominion MLP Holding Company, LLC and Dominion Gas Projects Company, LLC (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 17, 2014)

3.	Registration Rights Agreement by and between Dominion Midstream Partners, LP and Dominion MLP Holding Company, LLC (incorporated herein by reference to Exhibit 4.1 the Issuer’s Current Report on Form 8-K filed on October 20, 2014)

4.	Purchase, Sale and Contribution Agreement, dated as of April 1, 2015 among Dominion Midstream Partners, LP, Dominion Resources, Inc. and Dominion MLP Holding Company II, Inc, (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 1, 2015)

5.	Registration Rights Agreement by and between Dominion Midstream Partners, LP and Dominion MLP Holding Company II, Inc. (incorporated herein by reference to Exhibit 4.1 the Issuer’s Current Report on Form 8-K filed on April 1, 2015)

6.	Joint Filing Agreement, dated as of April 1, 2015 among Dominion Resources, Inc., Dominion Cove Point, Inc., Dominion MLP Holding Company, LLC and Dominion MLP Holding Company II, Inc. (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2015

DOMINION RESOURCES, INC.
a Virginia corporation

By:

/s/ Mark O. Webb
Mark O. Webb
Vice President, General Counsel and Chief Risk Officer

DOMINION COVE POINT, INC.
a Virginia corporation

By:

/s/ Mark O. Webb
Mark O. Webb
Vice President and General Counsel

DOMINION MLP HOLDING COMPANY, LLC
A Delaware limited liability company

By:

/s/ Mark O. Webb
Mark O. Webb
Vice President and General Counsel

DOMINION MLP HOLDING COMPANY II, INC.
A Virginia corporation

By:

/s/ Mark O. Webb
Mark O. Webb
Vice President and General Counsel

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION RESOURCES, INC.

The business address of each person listed below is c/o Dominion Resources, Inc., 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
William P. Barr	Former Attorney General of the United States and Retired Executive Vice President and General Counsel, Verizon Communications, Inc.	63,200
Peter W. Brown, M.D.	Physician, Virginia Surgical Associates, P.C.	5,000
Helen E. Dragas	President and Chief Executive Officer, The Dragas Corporation	25,000
Adm. James O. Ellis, Jr., U.S. Navy (Ret.)	Retired President and Chief Executive Officer, Institute of Nuclear Power Operations	10,000
Thomas F. Farrell II	Chairman, President and Chief Executive Officer	59,900
John W. Harris	President and Chief Executive Officer, Lincoln Harris LLC	25,000
Mark J. Kington	Managing Director, Kington Management, LLC	72,000
Pamela J. Royal, M.D.	Dermatologist, Royal Dermatology and Aesthetic Skin Care, Inc.	2,400
Robert H. Spilman, Jr.	President and Chief Executive Officer, Bassett Furniture Industries, Incorporated	12,500
Michael E. Szymanczyk	Retired Chairman and Chief Executive Officer, Altria Group, Inc.	25,000
David A. Wollard	Founding Chairman of the Board, Emeritus, Exempla Healthcare	18,259

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell II	Chairman, President and Chief Executive Officer	59,900
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	59,900
David A. Christian	Executive Vice President and Chief Executive Officer – Dominion Generation Group	13,200
Paul D. Koonce	Executive Vice President and Chief Executive Officer – Energy Infrastructure Group	50,000
David A. Heacock	President and Chief Nuclear Officer, Dominion Nuclear	5,000
Robert M. Blue	President, Dominion Virginia Power	5,000
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500
Diane Leopold	President, Dominion Energy	2,500
Mark O. Webb	Vice President, General Counsel and Chief Risk Officer	4,000

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION COVE POINT, INC.

The business address of each person listed below is c/o Dominion Cove Point, Inc., 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell II	Chairman, President and Chief Executive Officer of Dominion Resources, Inc.	59,900
Paul D. Koonce	Executive Vice President and Chief Executive Officer – Energy Infrastructure Group of Dominion Resources, Inc.	50,000
Mark F. McGettrick	Executive Vice President and Chief Financial Officer of Dominion Resources, Inc.	59,900

Executive Officers:

Name	Present Principal Occupation	Units Held
Diane Leopold	President	2,500
Michele L. Cardiff	Vice President (Principal Accounting Officer)	500
Mark O. Webb	Vice President and General Counsel	4,000

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION MLP HOLDING COMPANY, LLC

The business address of each person listed below is c/o Dominion MLP Holding Company, LLC, 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell II	Chief Executive Officer	59,900
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	59,900
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500
Mark O. Webb	Vice President and General Counsel	4,000

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION MLP HOLDING COMPANY II, INC.

The business address of each person listed below is c/o Dominion MLP Holding Company II, Inc., 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Director:

Name	Present Principal Occupation	Units Held
Paul D. Koonce	Executive Vice President and Chief Executive Officer – Energy Infrastructure Group of Dominion Resources, Inc.	50,000

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell II	Chief Executive Officer	59,900
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	59,900
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500
Mark O. Webb	Vice President and General Counsel	4,000

[Schedule A Continues on Next Page]

TRANSACTIONS BY THE DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS DURING THE PAST 60 DAYS

•	On February 20th, William P. Barr purchased 2,500 Common Units for the Barr Family LLC at a weighted average purchase price of $41.15, with individual prices ranging from $40.85 to $41.54.

•	On February 24th, Mark J. Kington purchased 2,336 Common Units for the Kington Dynasty 2000 Trust at a weighted average purchase price of $41.0795, with individual prices ranging from $40.95 to $41.175.

•	On February 25th, Mark J. Kington purchased 5,664 Common Units for the Kington Dynasty 2000 Trust at a weighted average purchase price of $41.5354 with individual prices ranging from $40.87 to $41.99.

•	On February 26th, Mark J. Kington purchased 5,900 Common Units for the Kington Dynasty 2000 Trust at a weighted average purchase price of $41.5713 with individual prices ranging from $40.88 to $41.97.

•	On February 27th, Mark J. Kington purchased 8,100 Common Units for the Kington Dynasty 2000 Trust at a weighted average purchase price of $41.2354 with individual prices ranging from $40.90 to $41.96.

•	On March 2nd, Mark J. Kington purchased 3,000 Common Units for the Kington Dynasty 2000 Trust at a weighted average purchase price of $41.1702 with individual prices ranging from $40.71 to $41.70.

[End of Schedule A]

Exhibit 6

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments hereto, relating to the Common Units of Dominion Midstream Partners, LP, with the Securities and Exchange Commission pursuant to Rule 13d-1(k).

Dated: April 2, 2015

DOMINION RESOURCES, INC.
a Virginia corporation

By:

/s/ Mark O. Webb
Mark O. Webb
Vice President, General Counsel and Chief Risk Officer

DOMINION COVE POINT, INC.
a Virginia corporation

By:

/s/ Mark O. Webb
Mark O. Webb
Vice President and General Counsel

DOMINION MLP HOLDING COMPANY, LLC
A Delaware limited liability company

By:

/s/ Mark O. Webb
Mark O. Webb
Vice President and General Counsel

DOMINION MLP HOLDING COMPANY II, INC.
A Virginia corporation

By:

/s/ Mark O. Webb
Mark O. Webb
Vice President and General Counsel